787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 30, 2018

VIA EDGAR

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock GA Disciplined Volatility Equity Fund and BlackRock GA Enhanced Equity Fund,

each a series of Managed Account Series

Post-Effective Amendment No. 37 under the Securities Act of 1933 and Amendment No. 39 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-124463 and 811-21763)

Dear Ms. Brutlag:

On behalf of Managed Account Series (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on November 8, 2018 regarding Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 39 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on September 26, 2018, with respect to the BlackRock GA Disciplined Volatility Equity Fund and BlackRock GA Enhanced Equity Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 39 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Funds.

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

November 30, 2018

Comments Applicable to Both Funds

Comment No. 1:	Fund Overview — Fees and Expenses of the Fund. Please explain the terms and conditions of the recoupment of the waivers made by BlackRock disclosed in Footnote No. 4 of this subsection of each Prospectus.

Response:	The Registrant respectfully declines to add disclosure with respect to the terms and conditions of the recoupment in the relevant footnote, but confirms that this information is included in the Amendment in the disclosure required by Item 10 of Form N-1A.

Comment No. 2:	Fund Overview — Principal Investment Strategies of the Fund. Please confirm whether either Fund will invest more than 25% of its assets in below investment-grade mortgage-backed securities (“MBS”) or asset-backed securities (“ABS”).

Response:	The Registrant confirms that neither Fund currently intends to invest more than 25% of its assets in below investment-grade MBS or ABS.

Comment No. 3:	Fund Overview — Portfolio Managers. In the table setting forth each Fund’s portfolio managers, please indicate the month, as well as the year, in which each portfolio manager began managing the Fund.

Response:	The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which states the year in which each portfolio manager became a portfolio manager of each Fund, is consistent with the requirement of Item 5(b) of Form N-1A to state the “length of service” of each portfolio manager.

Comment No. 4:	Details About the Funds — Investment Risks. If any principal risks disclosed apply only to one of the Funds, please indicate which Fund such risk applies either via parenthetical or otherwise. Similarly, if any other risks disclosed apply only to one of the Funds, please indicate which Fund such risk applies either via parenthetical or otherwise.

Response:	The Registrant notes that the following sentence is included in the above-referenced section: “Each risk noted below is applicable to each Fund unless the specific Fund or Funds are noted in a parenthetical.” The Registrant further confirms that any risks applicable to only one Fund include such indication in parentheticals.

Comment No. 5:	Account Information — Details About the Share Class. The disclosure currently states that each Fund offers multiple share classes, and then includes a parenthetical stating the share class offered in each prospectus. Because there are only two share classes offered for each Fund, please consider adding a statement about what other share class is available for each Fund.

November 30, 2018

Response:	The Registrant respectfully declines to make this change.

Comment No. 6:	Where a comment is made with respect to Institutional Shares, it is applicable to all similar disclosure appearing with respect to Class K Shares.

Response:	The Registrant confirms that in response to the Staff’s comments, consistent revisions have been made throughout the Amendment to similar disclosure, to the extent applicable.

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Please do not hesitate to contact me at (212) 728-8629 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Mia G. Pillinger
Mia G. Pillinger

cc:	Benjamin Archibald, Esq., BlackRock, Inc.

Gladys Chang, Esq., BlackRock, Inc.

Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP